ALLGREEN PROPERTIES LIMITED

04 APR -5 AM 7:21

04024033

File No. 82-4959

Date: 22 MAR 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 4/5

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 24 OF 22.03.2004
Announcement No. 24

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 100,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 22 March 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,051,115,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 22/03/2004 to the SGX